Exhibit 99.25

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement (No. 333-172122) on Form F-3 and in the registration statements (Nos. 333-117509, 333-130852, 333-136684 and 333-152820) on Form S-8 of Elbit Imaging Ltd. of our report dated June 25, 2009, with respect to the consolidated statements of income, changes in shareholders’ equity, and cash flows of Plaza Centers N. V. for the year ended December 31, 2008, which report appears in the Current Report on Form 6-K of Elbit Imaging Ltd. dated April 18, 2011.

/s/ KPMG Hungária Kft.
KPMG Hungária Kft.

Budapest, Hungary
April 15, 2011